UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ORDER EXEMPTING SEC SECTION 16(a) FILINGS

ORDER EXEMPTING SEC SECTION 16(a) FILINGS

On May 20, 2026, the U.S. Securities and Exchange Commission (the “SEC”) issued an exemptive order (Release No. 34-105517) (the “Order”) pursuant to Section 16(a)(5) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Order grants directors and officers of certain foreign private issuers an exemption from the reporting requirements of Section 16(a) of the Exchange Act.

Under the Order, India has been designated as a “qualifying jurisdiction” and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (the “SEBI PIT Regulations”) have been designated as a “qualifying regulation.” As a foreign private issuer incorporated in India and subject to the SEBI PIT Regulations, Infosys Limited (“Infosys”) satisfies the conditions required to rely on the Order.

Accordingly, effective as of the date of the Order, directors and officers of Infosys are exempt from filing Forms 3, 4, and 5 with the SEC pursuant to Section 16(a) of the Exchange Act. Infosys’ directors and officers (referred to under Indian law as Key Managerial Personnel, or “KMPs”) will continue to satisfy their disclosure obligations with respect to transactions in Infosys securities through filings made under the SEBI PIT Regulations. In accordance with the conditions of the Order, such filings will continue to be made available in English to the general public within two business days of their public posting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

/s/ A.G.S. Manikantha
A.G.S. Manikantha
Date: May 28, 2026	Company Secretary